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Exhibit I

Management's discussion and analysis of
financial condition and results of operations

The following management's discussion and analysis should be read in conjunction with our audited consolidated financial statements and their notes incorporated by reference herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus supplement and accompanying prospectus. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on form 20-F for the year ended 2005, the Form 6-K filed with the SEC on February 28, 2007 and the Form 6-K filed with the SEC on March 19, 2007, each incorporated by reference herein.

Operating results

We charter our dry bulk carriers to customers pursuant to short-term and long-term time charters. Currently, 12 of our vessels, including the Capesize dry bulk carriers that we expect to take delivery of in April and June 2007, respectively, are currently employed on longer-term time charters ranging in duration from 18 months to 48 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors affecting our results of operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•
TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Year Ended December 31,
	2004	2005	2006

Ownership days	2,319	3,510	4,897
Available days	2,319	3,471	4,856
Operating days	2,315	3,460	4,849
Fleet utilization	99.8%	99.7%	99.9%
Time charter equivalent (TCE) rate	$25,661	$27,838	$22,661

Voyage and time charter revenue

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•
the duration of our charters;

•
our decisions relating to vessel acquisitions and disposals;

•
the amount of time that we spend positioning our vessels;

•
the amount of time that our vessels spend in dry-dock undergoing repairs;

•
maintenance and upgrade work;

•
the age, condition and specifications of our vessels;

•
levels of supply and demand in the dry bulk shipping industry; and

•
other factors affecting spot market charter rates for dry bulk carriers.

Our revenues have grown significantly in recent periods as a result of the enlargement of our fleet, which has increased our ownership, available and operating days. At the same time, we have maintained relatively high vessel utilization rates.

Voyage expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessels. Port and canal charges and bunker expenses currently represent a relatively small portion of our vessels' overall expenses because all of our vessels are employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we pay commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. This commission is in addition to the fixed management fees we pay to our fleet manager for the same services, as described below.

The following table presents a breakdown of the commissions paid during the periods indicated.

	Year Ended December 31,
(in thousands of U.S. dollars)	2004	2005	2006

Commissions paid to unaffiliated and in-house ship brokers	3,019	4,731	5,364
Commissions paid to our fleet manager	1,276	2,061	2,384

Total	4,295	6,792	7,748

We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the amount of our total commissions will continue to grow as a result of our increased revenues related to the growth of our fleet. As of April 1, 2006, the 2% commissions that we pay our fleet manager, are eliminated from our consolidated financial statements as intercompany transactions. However, this reduction in costs has been offset by the costs of managing the fleet directly as a result of the acquisition of DSS.

Vessel operating expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional vessels. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date construction is completed, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we also believe is common in the dry bulk shipping industry. Our depreciation charges have increased in recent periods due to the enlargement of our fleet which has also led to an increase of ownership days. We expect that these charges will continue to grow as a result of our acquisition of additional vessels.

Management fees

We pay our fleet manager a fixed management fee of $15,000 per month for each vessel in our operating fleet in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. This fee is in addition to the 2% commission on revenues we pay to our fleet manager for the services as described above. As of April 1, 2006 the management fees that we pay to our fleet manager have been eliminated from our consolidated financial statements as intercompany transactions and replaced by the direct expenses of operating the manager as a wholly-owned subsidiary.

Executive management services and rent

We have recognized expenses relating to executive management services, as well as the value of the lease expense for the office space and the secretarial services that were provided to us at no additional charge by DSS. The recognition of these expenses as executive management services and rent, for historical purposes, is based on our estimates of the value of the amounts that we would have incurred had our fleet manager not provided the related services and office space to us. The value of the services and rent was determined by reference to the amounts that we intended to compensate our executive officers and to the lease agreement between DSS and the owner of the office space that was previously owned by DSS.

General and administrative expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers. General and administrative expenses may increase as a result of the enlargement of our fleet. Furthermore, subsequent to April 2006, our general and administrative expenses increased as a result of our acquisition of our fleet manager, which resulted in the recognition of additional expenses, including payroll expenses, relating to our fleet manager's operations.

Interest and finance costs

We have historically incurred interest expense and financing costs in connection with the vessel specific debt of our subsidiaries. As of December 31 2006, we had $114.6 million of indebtedness outstanding under our revolving credit facility and have incurred additional indebtedness of $22.0 million since that time. We incur interest expense and financing costs relating to our outstanding debt and our available credit facility. We expect to incur additional debt to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness in excess of approximately $150.0 million from time to time with the net proceeds of future equity issuances. As of December 31 2006, we had $24.1 million of indebtedness outstanding under our loan facility with Fortis bank. Interest and finance costs incurred in connection with this loan facility are capitalized in vessel cost.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Fleet employment profile

Currently our fleet is employed as follows:

Name	Sister ship(1)	Year built	Dwt	Daily time charter hire rate(2)	Time charter expiration dates(3)

Nirefs	A	2001	75,311	4TCs Average(4)+4.5%	Oct 23, 2007-Jan 23, 2008
Alcyon	A	2001	75,247	$22,582	Oct 15, 2007-Feb 15, 2008
Triton	A	2001	75,336	$24,400	Oct 17, 2009-Jan 17, 2010(5)
Oceanis	A	2001	75,211	$17,000	Apr 19, 2007-Jun 19, 2007
Dione	A	2001	75,172	$28,500	Nov 7, 2007-Jan 17, 2008
Danae	A	2001	75,106	$30,000	Apr 5, 2007-Apr 24, 2007
Protefs	B	2004	73,630	$31,650	Feb 3, 2008-Apr 3, 2008
Calipso	B	2005	73,691	$26,750	Dec 21, 2007-Feb 21, 2008
Clio	B	2005	73,691	$27,000	Jan 27, 2009-Mar 27, 2009
Thetis	B	2004	73,583	$25,000	Aug 3, 2007-Oct 18, 2007
Naias	B	2006	73,546	$21,000	Jun 28, 2007-Sep 28, 2007
Erato	C	2004	74,444	$30,500	Nov 9, 2007-Jan 9, 2008
Coronis	C	2006	74,381	$27,500	Jan 18, 2009-Apr 9, 2009
Pantelis SP(6)	—	1999	169,883	$47,500	Jan 25, 2008-Mar 25, 2008
Sideris GS	D	2006	174,186	$46,000(7)	Dec 1, 2007
				$43,000(7)	Dec 1, 2008
				$39,000(7)	Dec 1, 2009
				$36,000(7)	Oct 17, 2010-Jan 16, 2011(8)
Dry bulk carriers in our fleet that we have agreed to purchase
Aliki	—	2005	180,235	$52,000(7)	Apr 30, 2009
				$45,000(7)	Feb 28, 2011-May 30, 2011(9)
Semirio	D	2007	175,000	$51,000(7)	Jun 15, 2009
				$31,000(7)	Apr 30, 2011-Jul 30, 2011(10)
Hull H1107(11)	D	2010	177,000	—	—
Hull H1108(11)	D	2010	177,000	—	—

(1)   Each vessel is a sister ship of the other vessels that have the same letter.

(2)   Gross time charter rate per day.

(3)   Charterers' optional period to redeliver the vessel to owners.

(4)   Adjustable every 15 days based on the average of four main pre-determined time charter routes, as published by the Baltic Exchange.

(5)   The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

(6)   The vessel has been sold and is expected to be delivered to its new owners in July 2007.

(7)   For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

(8)   The daily time charter rate will be $46,000 during the first year; $43,000 during the second year; $39,000 during the third year and $36,000 during the fourth year. The charterer has the option to employ the vessel for a further 11-13 month period from the end of the 48th month, at the daily time charter rate of $48,500.

(9)   During the first two years of the charter the gross daily charter hire rate will be $52,000 and during the third and fourth years of the charter $45,000. The charterer has the option to employ the vessel for a further 11-13 month period from the end of the 48th month, at the daily time charter rate of $48,500. The time charter is expected to commence immediately after delivery of the vessel in April 2007.

(10) The daily time charter rate will be $51,000 for the first and second years and $31,000 for the third and fourth years. The charterer has the option to employ the vessel for a further 11-13 month period from the end of the 48th month, at the daily time charter rate of $48,500. The time charter is expected to commence immediately after delivery of the vessel in June 2007.

(11) Expected to be delivered in the second quarter of 2010.

Results of operations

Year ended December 31, 2006 compared to the year ended December 31, 2005

Net Income.    Net income decreased by $3.9 million, or 6%, to $61.1 million for the year ended December 31, 2006, compared to $65.0 million for the same period in 2005. The decrease is attributable to declining trading conditions at the end of 2005 and the beginning of 2006, with an average TCE rate of $22,661 during 2006, down 19% from the average TCE rate of $27,838 during 2005. Trading conditions improved during the second half of 2006, with average TCE rates increasing from $20,165 during the first quarter of 2006 to $23,399 and $25,323 during the third and fourth quarters of 2006, respectively. The acquisition of the fleet manager on April 1, 2006 resulted in reporting a $20.3 million preferential deemed dividend which reduced net income available to common stockholders for 2006 to $40.8 million.

Voyage and Time Charter Revenues.    Voyage and time charter revenues increased by $13.0 million, or 13%, to $116.1 million for the year ended December 31, 2006, compared to $103.1 million for the same period in 2005. This increase is primarily attributable to an increase in the number of operating days that we achieved. The increase in operating days during 2006 resulted primarily from the enlargement of our fleet following our acquisition of the Coronis, the Naias and the Sideris GS in January, August and November 2006, respectively and the full operation in 2006 of Pantelis SP, the Calipso, the Clio, the Erato and the Thetis, all acquired in 2005. In 2006 we had total operating days of 4,849 and fleet utilization of 99.9%, compared to 3,460 total operating days and a fleet utilization of 99.7% in 2005.

Voyage Expenses.    Voyage expenses decreased by $0.4 million, or 6%, to $6.1 million for the year ended December 31, 2006, compared to $6.5 million for the same period in 2005. This decrease is attributable to the elimination of the 2% commission paid to the management company effective April 1, 2006. This decrease was partly offset with increases in commissions due to increased revenues. Commissions paid during 2006 and 2005 to our fleet manager amounted to $2.4 million (of which $1.9 million was eliminated upon the acquisition of our fleet manager as of April 1, 2006) and $2.1 million, respectively, and commissions paid to the unaffiliated ship brokers and in-house ship brokers associated with charterers amounted to $5.4 million and $4.7 million, respectively. The increase in commissions was primarily the result of the increase in the amount of revenue we reported due to increased fleet operating days in 2006.

Vessel Operating Expenses.    Vessel operating expenses increased by $7.5 million, or 50%, to $22.5 million for the year ended December 31, 2006 compared to $15.0 million for the same period in 2005. This increase was primarily the result of the increased number of ownership days during 2005, resulting from the enlargement of our fleet. Daily vessel operating expenses increased by 8% to $4,592 for 2006, compared to $4,261 for 2005. This increase was mainly attributable to increased crew costs, stores, spares and repairs.

Depreciation and Amortization of Deferred Charges.    Depreciation and amortization of deferred charges increased by $6.8 million, or 69%, to $16.7 million for the year ended December 31, 2006, compared to $9.9 million for the same period in 2005. This increase was primarily the result of increased number of vessels and ownership days, as described above, and the increase in vessels that underwent drydock and special surveys during the year.

Management Fees.    Management fees decreased by $1.1 million, or 65%, to $0.6 million for the year ended December 31, 2006, compared to $1.7 million for the same period in 2005. This decrease is attributable to the elimination of the management fees paid to DSS after its acquisition effective April 1, 2006. However, due to this acquisition, General and Administrative Expenses during 2006 increased by $3.4 million to $6.3 million compared, to $2.9 million in 2005.

Interest and Finance Costs.    Interest and finance costs increased by $1.2 million, or 44%, to $3.9 million for the year ended December 31, 2006, compared to $2.7 million for the same period in 2005. Interest and finance costs increased due to increased interest costs which as of December 31, 2006 amounted to $3.1 million compared to $1.4 million for the same period in 2005, which resulted from increased long-term debt outstanding during the year, increased average interest rates and attributable interest relating to leased property that did not exist in 2005.

Year ended December 31, 2005 compared to the year ended December 31, 2004

Net Income.    Net income increased by $4.9 million, or 8%, to $65.0 million for the year ended December 31, 2005 compared to $60.1 million for the same period in 2004. The increase in net income is primarily attributed to the income generated as a result of the enlargement of the fleet following the delivery of five vessels, four Panamax dry bulk carriers and one Capesize dry bulk carrier in February, May and November 2005, respectively. This increase was offset by a gain of $20.0 million resulted in the fourth quarter of 2004 from the sale of the vessel Amfitrite.

Voyage and Time Charter Revenues.    Voyage and time charter revenues increased by $39.3 million, or 62%, to $103.1 million for the year ended December 31, 2005, compared to $63.8 million for the same period in 2004. This increase is primarily attributable to an increase in the number of operating days that we achieved. The increase in operating days during 2005 resulted primarily from the enlargement of our fleet following our acquisition of the Protefs in August 2004, which was fully operated in 2005, the delivery of the Calipso and the Pantelis SP in February 2005, the delivery of the Clio in May 2005 and the delivery of the Erato and the Thetis in November 2005. In 2005 we had total operating days of 3,460 and fleet utilization of 99.7%, compared to 2,315 total operating days and a fleet utilization of 99.8% in 2004.

Voyage Expenses.    Voyage expenses increased by $2.2 million, or 51%, to $6.5 million for the year ended December 31, 2005, compared to $4.3 million for the same period in 2004. This increase is attributable to increased commissions. Commissions paid during 2005 and 2004 to our fleet manager amounted to $2.1 million and $1.3 million, respectively, and commissions paid to the unaffiliated ship brokers and in-house ship brokers associated with charterers amounted to $4.7 million and $3.0 million, respectively. The increase in commissions was primarily the result of the increase in operating days in 2005, which increased the amount of revenue we reported. However, the increase in voyage expenses due to the increase in commissions was partly offset by gains incurred from the sale and purchase of bunkers on the delivery and redelivery of the vessels to and from their time charterers.

Vessel Operating Expenses.    Vessel operating expenses increased by $5.5 million, or 58%, to $15.0 million for the year ended December 31, 2005 compared to $9.5 million for the same period in 2004. This increase was primarily the result of the increased number of ownership days during 2005, resulting from full operation of the Protefs, which was acquired in August 2004 and the delivery of four additional Panamax dry bulk carriers and one Capesize dry bulk carrier in 2005. Daily vessel operating expenses increased by 4% to $4,261 for 2005, compared to $4,103 for 2004. This increase was mainly attributable to increased crew wages and related costs.

Depreciation and Amortization of Deferred Charges.    Depreciation and amortization of deferred charges increased by $4.8 million, or 94%, to $9.9 million for the year ended December 31, 2005, compared to $5.1 million for the same period in 2004. This increase was primarily the result of increased number of vessels and ownership days, as described above, and from the fact that in 2005 three of our vessels underwent their first scheduled surveys compared to no such surveys performed in 2004.

Management Fees.    Management fees increased by $0.8 million, or 89%, to $1.7 million for the year ended December 31, 2005, compared to $0.9 million for the same period in 2004. This increase is attributable to the increased average number of vessels under management, as well as the increase in the monthly management fee per vessel from $12,000 to $15,000 beginning in November 2004.

Interest and Finance Costs.    Interest and finance costs increased by $0.5 million, or 23%, to $2.7 million for the year ended December 31, 2005, compared to $2.2 million for the same period in 2004. Interest and finance costs increased due to the commitment fees we incurred under our revolving credit facility, which for the year ended December 31, 2005, amounted to $0.6 million, and the write off of $0.5 million of financing costs due to prepayment of the outstanding loans in March 2005. This increase was offset by a decrease in interest expense by $0.6 million, or 32%, to $1.4 million in 2005, compared to $2.0 million in 2004, which resulted from the payment in full of the outstanding balance of all loans as of March 2005 with the proceeds of our initial public offering in March 2005 and the fact that we did not incur any further indebtedness until November 2005.

Liquidity and capital resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of new vessels, acquisitions and debt service. We anticipate that internally generated cash flow and borrowings under our credit facility will be sufficient to fund the operations of our fleet, including our working capital requirements.

It is our current policy to fund our future acquisition related capital requirements initially through borrowings under our credit facility and to repay those borrowings in excess of $150 million from time to time with the net proceeds of equity issuances. We believe that excess funds will be available to support our growth strategy, which involves the acquisition of additional vessels and will allow us to distribute substantially all of our available cash flow from operations as dividends to our stockholders as contemplated by our dividend policy. Depending on market conditions in the dry bulk shipping industry and acquisition opportunities that may arise, we may be required to obtain additional debt or equity financing which could affect our dividend policy.

Cash flow

Cash decreased to $14.5 million as of December 31, 2006, compared to $21.2 million as of December 31, 2005. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $6.9 million as at December 31, 2006 compared to $21.9 million as at December 31, 2005.

Net cash provided by operating activities

For the year ended December 31, 2006 net cash provided by operating activities increased by $13.1 million, or 19%, to $82.4 million compared to $69.3 million in 2005. The increase was primarily the result of the increase in operating days in 2006 compared to 2005. Net cash provided by operating activities increased by $21.9 million, or 46%, to $69.3 million for the year ended December 31, 2005 compared to $47.4 million in 2004. This increase was primarily attributable to the increase in the number of operating days that we achieved during the year, which resulted in an increase in our revenues.

Net cash used in investing activities

Net cash used in investing activities was $193.1 million for the year ended December 31, 2006, consisting of the first predelivery advance we paid for our vessels under construction, Hull 1107 and Hull 1108, amounting to $24.1 million plus additional construction costs and $168.7 million paid for the delivery installment of the Coronis and the acquisition of the Naias and the Sideris GS.

Net cash used in investing activities amounted to $169.2 million for 2005, consisting of the final installments that we paid in connection with our acquisitions of the Calipso, the Clio and the Pantelis SP, the acquisitions of the Erato and the Thetis and the 10% advance we paid for the Coronis.

Net cash used in investing activities was $11.8 million for 2004, consisting of the final installments that we paid in connection with our acquisitions of the Amfitrite and the Protefs, 10% advance payment for the acquisition of the second hand bulk carrier vessel Pantelis SP and installments paid for the Calipso and the Clio, netted off with the proceeds from the sale of the Amfitrite in November 2004.

Net cash provided by / used in financing activities

Net cash provided by financing activities was $104.0 million for the year ended December 31, 2006, consisting of $197.2 million of proceeds drawn under our revolving credit and loan facilities for the acquisition of the Coronis ($38.5 million), the management company ($20.0 million), the Naias ($39.6 million), the Sideris GS ($75.0 million) and Hulls 1107 and 1108 ($24.1 million). From the above loan proceeds an amount of $71.4 million was repaid with the net proceeds of our additional primary public offering in June 2006, amounting to $71.7 million. Also, an amount of $19.7 million was the net cash consideration paid for the acquisition of DSS, the fleet manager, which represents the consideration of $20.0 million paid, net of $0.3 million of cash acquired in the transaction. In addition, $73.6 million was paid as dividends in 2006.

Net cash provided by financing activities was $119.5 million in 2005. We borrowed $150.9 million of long-term debt to partially finance the acquisition of the Calipso, the Pantelis SP, the Erato and the Clio and incurred $1.2 million of financing costs. We repaid $230.7 million of outstanding long-term debt with the net proceeds of our initial public offering in March 2005, which amounted to $194.0 million and with the net proceeds of our follow on offering in December 2005, which amounted to $63.1 million and released $0.8 million of restricted cash. We paid our stockholders $57.4 million in cash dividends.

Net cash used in financing activities was $41.3 million in 2004. In 2004, we borrowed $15.7 million of long-term debt to partially finance the acquisition of the Protefs. We repaid $6.3 million of outstanding long-term debt and paid our stockholders $51.0 million in cash dividends.

Contractual obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2006:

(in thousands of U.S. dollars)	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total

Shipbuilding contracts(1)	$—	96,320	—	—	$96,320
Long term debt(2)	—	24,080	—	114,600	138,680
Financing lease obligations(3)	194	206	—	—	400
Operating lease obligations(4)	147	156	—	—	303

(1)   We have entered into agreements to assume the shipbuilding contracts for the construction of two Capesize dry bulk carriers for the purchase price of $60.2 million each. In November 2006, we paid the first predelivery installments of $12.04 million on each vessel, or 20% of each vessel's contract price. We financed the first pre-delivery installment with proceeds under our loan facility with Fortis, mentioned in note (2) below. The remaining installments amounting to $48.2 million for each vessel will be paid as certain stages of construction are completed, pursuant to the respective shipbuilding contracts. The amounts included in this line do not include agreements relating to the two dry bulk carriers entered into after December 31, 2006 discussed below.

(2)   As of December 31, 2006, we had an aggregate of $138.7 million of indebtedness outstanding under our credit facility and our loan facility. This indebtedness was incurred in connection with our acquisition of the Naias and the Sideris GS and in connection with the first pre-delivery installments for Hulls 1107 and Hull 1108, mentioned in note (1) above and does not include projected interest payments. As of March 15, 2007, we had incurred additional debt of $22.0 million under our revolving credit facility in order to finance part of the advances paid in connection with our acquisition of the Semirio and the Aliki.

(3)   As of our acquisition of our fleet manager, effective April 1, 2006, we pay rent to Universal Shipping and Real Estates Inc., a related party company controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios, pursuant to a lease agreement signed between DSS and Universal Shipping and Real Estates Inc. in January 2006 and amended in December 2006.

This finance lease has a term of three years and a minimum estimated lease payments amount during the term of the agreement, using the exchange rate at December 31, 2006 of U.S.$1.34 to €1.00, of $0.4 million.

(4)   We pay rent to Altair Travel Agency Ltd. and Diana Shipping Agencies S.A., both related party companies controlled by our Chairman and Chief Executive Officer, Mr. Palios, pursuant to lease agreements signed between the two companies and DSS in January and December 2006, respectively. Both agreements expire in December 2008 and minimum estimated lease payments amounts during the term of the agreements, using the exchange rate at December 31, 2006 of U.S.$1.34 to €1.00, are estimated to be $33,000 and $270,000, respectively.

In February 2007, we entered into an agreement to acquire a newbuilding Capesize dry bulk carrier for $98.0 million, which we expect to be delivered to us in June 2007. We have paid a 20% advance of $19.6 million and we will pay the balance of the purchase price of $78.4 million on its delivery to us.

In March 2007 we entered into an agreement to acquire a secondhand Capesize dry bulk carrier for $110.0 million, which we expect to be delivered to us in or around April 2007. We have paid a 10% advance of $11.0 million and we will pay the balance of the purchase price of $99.0 million on its delivery to us.

Related party transactions

During 2006 we entered into the following related party transactions:

We entered into a finance lease agreement in January 2006, and subsequently amended in December 2006, with Universal Shipping and Real Estates Inc., a related party controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. The finance lease agreement has a term of three years and minimum estimated remaining lease payments of $0.4 million.

We entered into lease agreements with Altair Travel Agency Ltd. in January 2006 and with Diana Shipping Agencies S.A. in December 2006, each of which is a related party controlled by our Chairman and Chief Executive Officer, Mr. Simeon Palios. Under the terms of each lease agreement, we pay an annual lease payment of approximately $16,500 and $135,000, respectively for office space. Each lease agreement will terminate in December 2008.

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Management's discussion and analysis of financial condition and results of operations